PERDIGÃO S.A.
São Paulo, Brazil, October 17, 2006 — Perdigão S.A. (the “Company”) today was advised that the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) had not granted the Company’s request to permit its pending offering to be priced this afternoon, October 17, 2006. As previously disclosed, the CVM issued on October 16, 2006 a communication extending for 15 days its review period for the offering, after a broker-dealer that was participating in the offering of common shares in Brazil had been named in a Brazilian newspaper article as a source of certain statements about the projected future value of the Company’s common shares. The CVM decided, however, to reduce this extension of the review period to 10 days. Unless the CVM’s review period is further shortened, the pricing date of the global offering is expected to be October 26, 2006, and the closing date, November 1, 2006.
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A registration statement relating to the securities offered in the international offering has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.